                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 11-K


Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 1996

Commission File No. 1-10697


COMMERCIAL INTERTECH RETIREMENT
STOCK OWNERSHIP AND SAVINGS PLAN

COMMERCIAL INTERTECH CORP.
1775 Logan Avenue
Youngstown, Ohio  44501

                                    Audited Financial Statements and Schedules

                                    COMMERCIAL INTERTECH RETIREMENT
                                    STOCK OWNERSHIP AND SAVINGS PLAN


                                    December 31, 1996 and 1995

                      Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                          Audited Financial Statements

                           December 31, 1996 and 1995


                                    CONTENTS



REQUIRED INFORMATION

Report of Independent Auditors ..................................................................       1

FINANCIAL STATEMENTS PROVIDED

Statements of Net Assets Available for Plan Benefits ............................................       2
Statement of Changes in Net Assets Available for Plan Benefits ..................................       3
Notes to Financial Statements ...................................................................       4

SCHEDULES

Item 27(a)--Schedule of Assets Held for Investment Purposes .....................................       16
Item 27(d)--Schedule of Reportable Transactions .................................................       17

EXHIBITS

Exhibit 23--Consent of Independent Auditors .....................................................       18

                         Report of Independent Auditors


Administrative Committee
Commercial Intertech Retirement Stock
   Ownership and Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of the Commercial Intertech Retirement Stock Ownership and Savings Plan (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1996, and Schedule of Reportable Transactions for the year ended December 31, 1996, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1996 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1996 financial statements taken as a whole.


Cleveland, Ohio
June 24, 1997

                      Commercial Intertech Retirement Stock
                           Ownership and Savings Plan


              Statements of Net Assets Available for Plan Benefits


                                                                  DECEMBER 31, 1996                      DECEMBER 31, 1995
                                                    -------------------------------------   ----------------------------------------
                                                       ALLOCATED  UNALLOCATED    TOTAL        ALLOCATED   UNALLOCATED      TOTAL
                                                    --------------------------------------------------------------------------------
ASSETS
Cash and cash equivalents                            $ 4,806,533  $       669 $ 4,807,202   $   127,256                $   127,256
Interest receivable                                       90,907        2,328      93,235         5,326   $       499        5,825
Employer contributions receivable                        352,588                  352,588       852,074                    852,074
Employee contributions receivable                        187,875                  187,875       267,083                    267,083
Other receivables                                                                                   112         1,856        1,968
                                                    --------------------------------------------------------------------------------
                                                       5,437,903        2,997   5,440,900     1,251,851         2,355    1,254,206
Investments:
   Interest in a registered investment company
     (Fidelity Management Trust Company)              12,083,261               12,083,261    10,952,561                 10,952,561
   Unallocated insurance contracts (CIGNA
     Guaranteed Long Term Account)                    10,085,083               10,085,083    13,100,661                 13,100,661
   Commercial Intertech Corp. Series B
     Preferred Stock                                   8,102,658   16,511,115  24,613,773     3,973,489    10,038,118   14,011,607
   Commercial Intertech Corp. common stock             8,150,870                8,150,870     6,973,974                  6,973,974
   CUNO Incorporated common stock                      1,642,988                1,642,988
   Participant loans receivable                          563,803                  563,803       764,038                    764,038
                                                    --------------------------------------------------------------------------------
                                                      40,628,663   16,511,115  57,139,778    35,764,723    10,038,118   45,802,841
LIABILITIES
Notes payable                                                      11,346,122  11,346,122                  11,869,497   11,869,497
Other liabilities                                        154,075                  154,075        20,680            13       20,693
                                                    --------------------------------------------------------------------------------
                                                         154,075   11,346,122  11,500,197        20,680    11,869,510   11,890,190
                                                    --------------------------------------------------------------------------------

NET ASSETS AVAILABLE (DEFICIENT) FOR PLAN BENEFITS   $45,912,491  $ 5,167,990 $51,080,481   $36,995,894   $(1,829,037) $35,166,857
                                                    ================================================================================

See notes to financial statements.

                      Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                       Statement of Changes in Net Assets
                           Available for Plan Benefits

                      For the Year Ended December 31, 1996



                                                         Allocated     Unallocated        Total
                                                       ---------------------------------------------
ADDITIONS
Employer contributions                                                 $    170,000    $    170,000
Employee contributions                                  $  3,515,129                      3,515,129
Non-cash employer contributions                              352,588                        352,588
Non-cash employee contributions                              816,291                        816,291
Interest income                                              770,256         13,413         783,669
Dividend income                                              584,569        853,240       1,437,809
Dividend transfers                                                          327,865         327,865
Earnings on Fidelity investments                             528,843                        528,843
Other income                                                   7,967                          7,967
Allocation of Commercial Intertech Corp. Series B
   Preferred Stock                                           717,007                        717,007
                                                       ---------------------------------------------
                                                           7,292,650      1,364,518       8,657,168
DEDUCTIONS
Interest expense                                                            840,360         840,360
Distributions                                              8,807,909                      8,807,909
Dividend transfers                                           327,865                        327,865
Other expense                                                     84            128             212
Allocation of Commercial Intertech Corp. Series B
   Preferred Stock                                                          717,007         717,007
                                                       ---------------------------------------------
                                                           9,135,858      1,557,495      10,693,353
Net realized and unrealized appreciation in aggregate
   current value of investments                           10,759,805      7,190,004      17,949,809
                                                       ---------------------------------------------
Net additions                                              8,916,597      6,997,027      15,913,624
Net assets available (deficient) for plan benefits at
   beginning of year                                      36,995,894     (1,829,037)     35,166,857
                                                       ---------------------------------------------
NET ASSETS AVAILABLE (DEFICIENT) FOR PLAN BENEFITS AT
   END OF YEAR                                          $ 45,912,491   $  5,167,990    $ 51,080,481
                                                       =============================================


See notes to financial statements.

                      Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                          Notes to Financial Statements

                          Year Ended December 31, 1996


A.     SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Commercial Intertech Retirement Stock Ownership and Savings Plan (the "Plan") are maintained on the accrual basis.

VALUATION OF INVESTMENTS

Investments consisting of common shares of Commercial Intertech Corp. (the "Company") and common shares of CUNO Incorporated (see Note E) (both in the Commercial Intertech Common Stock Fund) are carried at the closing market price on the last business day of the year. Investments consisting of Convertible Series B Preferred Stock ("Preferred Shares") are valued by an independent appraiser. Currently, the independent appraiser uses the greater of 3.0227 (see Note F) of the price of Company common stock as of the last business day of the year or $23.25, the price guaranteed to the Plan participants by the Company.

Investments in unallocated insurance contracts (CIGNA Guaranteed Long Term Account) are valued at contract value as determined by Connecticut General Life Insurance Company ("CIGNA"). Investments in registered investment company funds (Fidelity Intermediate Bond Fund, Fidelity Balanced Fund, Fidelity U.S. Equity Index Fund, and Fidelity Growth Company Fund) are carried at the value of their underlying assets as determined by Fidelity Management Trust Company. Participant loans receivable are valued at cost which approximates fair value.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires the administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                      Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements--Continued


B.     DESCRIPTION OF THE PLAN

The Plan consists of a pre-tax savings program, a post-tax savings program and a leveraged matching employee stock ownership plan. All employees of designated subsidiaries, with at least one year of service, are eligible to participate in the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The leveraged matching employee stock ownership features of the Plan were designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended, (the "Code").

Under the pre-tax program, participants may elect to contribute up to 15% of their compensation, on a tax-deferred basis, to the Plan. Under the post-tax program, participants may elect to contribute up to an additional 10% of their compensation. These contributions are made with after-tax dollars and do not receive Company matching contributions. Employee contributions are accrued as income by the Plan as they are earned by the participants. The Company contributes 50% (made in Common and Preferred Shares) of the first 6% of eligible compensation that a participant contributes to the Plan on a tax-deferred basis.

The Plan provides for separate investment options in one or more funds as directed by the participants. Participants may change investment options once every two months. At December 31, 1996, 829 individuals participated in the CIGNA Guaranteed Long Term Account (1,246--1995), 691 individuals participated in the Commercial Intertech Common Stock Account Fund (656--1995), 291 individuals participated in the Fidelity Intermediate Bond Fund (437--1995), 450 individuals participated in the Fidelity Balanced Fund (592--1995), 478 individuals participated in the Fidelity U.S. Equity Index Fund (468--1995), and 741 individuals participated in the Fidelity Growth Company Fund (745--1995).

All investment account dollars that result from employee contributions and related investment results are immediately vested.

                      Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements--Continued


B.     DESCRIPTION OF THE PLAN--CONTINUED

Company matching contributions and related investment results vest according to the following schedule:

            Years of Vesting Service                   % Vested
         --------------------------------            --------------
         Less than 1 year                                   0%
         1 year                                            20
         2 years                                           40
         3 years                                           60
         4 years                                           80
         5 years                                          100

Participants become fully vested in Company matching contributions upon attainment of their normal retirement date, or upon their death or disability. If the participant's employment with the Company terminates for other reasons, and the participant elects to receive distribution of his or her account, the vested portion of his or her account is distributed to the participant and the non-vested portion of the participant's account will be allocated to the accounts of the remaining active Plan participants at the next December 31st valuation date. The allocation is based on each active participant's matching contribution as a percentage of total matching contributions for the year ending with the December 31st valuation date. Non-vested assets attributable to terminated employees amounted to $14,002 at December 31, 1996.

The Plan also provides for withdrawal in cases of financial hardship, upon attainment of age 59-1/2, and of the post-tax savings program contributions. Participating employees may borrow up to the lesser of 50% of their account balance attributable to employee contributions or $50,000. The amount borrowed is repaid to the participant's account via payroll deductions and carries an interest charge at the market rate of interest at the date of the loan.

                      Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements--Continued


B.     DESCRIPTION OF THE PLAN--CONTINUED

The Plan purchased the Preferred Shares, which are held in a trust established under the Plan, in 1990 using the proceeds of a $14.3 million borrowing guaranteed by the Company. In June 1993, the loan was refinanced through the placement of 7.08% Senior Notes (the "Notes"), totaling $13,240,994, with two insurance company lenders. In July 1996, the Notes, then totaling $11,869,497, were purchased by the Company. The Notes, which are guaranteed by the Company, provide for repayment through 2009. In addition, the Notes are collateralized by the unallocated Preferred Shares. Scheduled payments of principal under this agreement at December 31, 1996 are as follows:

         1997                                 $   560,430
         1998                                     600,108
         1999                                     642,596
         2000                                     688,092
         2001                                     736,809
         Thereafter                             8,118,087

Each year dividends on the Preferred Shares (allocated and unallocated) and Company contributions to the Plan are used to repay the Notes.

As the Plan makes each payment of principal and interest each year, an appropriate number of Preferred Shares are allocated to eligible employees' accounts in accordance with matching provisions noted above.

The financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

       a. The accounts of employees with vested rights in allocated stock (Allocated) and

       b.     Stock not yet allocated to employees (Unallocated).

Preferred Shares distributed to participants are converted to Company common stock based upon a predetermined formula set forth in the Company's Amended Articles of Incorporation. Benefits payable to participants represent the fair value of vested common stock and cash in terminated participants' accounts, after conversion of Preferred Shares.

                      Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements--Continued


B.     DESCRIPTION OF THE PLAN--CONTINUED

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and to exercise proportional voting rights of unallocated Preferred Shares. Each participant is notified prior to the time that such rights are to be exercised.

The Plan is administered by the Administrative Committee (the "Committee") appointed by the Company's Board of Directors. The trust department of LaSalle National Bank, N.A., an independent third-party bank, is the Plan's trustee. The Company has the sole right to appoint the trustee, and to terminate the Plan, subject to the provisions of ERISA. The Company pays all significant administrative expenses.

Upon termination of the Plan, amounts credited to each participant's account shall be 100% vested and nonforfeitable. Additionally, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

The foregoing description of the Plan provides only general information. Additional information about the Plan agreement, allocation of Preferred Shares, forfeitures and distributions from the Plan may be obtained from the Committee.

                      Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements--Continued


C.     STATEMENTS OF CHANGES IN ASSETS OF PARTICIPANT DIRECTED FUNDS

The amount of assets invested in each participant directed fund at the beginning and end of the Plans' year and changes in assets in each fund during the year were as follows:

                                                                                                    Commercial
                                 CIGNA                                                               Intertech
                              Guaranteed     Fidelity      Fidelity      Fidelity      Fidelity       Common     Participant
                               Long Term   Intermediate    Balanced     U.S. Equity   Growth Co.       Stock        Loans
                                Account      Bond Fund       Fund       Index Fund       Fund          Fund      Receivable
                             -------------------------------------------------------------------------------------------------
Additions:
   Employee contributions      $ 1,215,737    $  227,499    $  388,968    $  361,239    $  986,487    $1,249,991
   Earnings from investments       620,061        86,729       113,235        52,545       276,361       117,087   $  46,944
                             -------------------------------------------------------------------------------------------------
Total additions                  1,835,798       314,228       502,203       413,784     1,262,848     1,367,078      46,944

Deductions:
   Distributions                 4,511,974       640,297       834,441       632,124     1,473,561       404,922
   Administrative expenses              41            10             5             3             9
                             -------------------------------------------------------------------------------------------------
Total deductions                 4,512,015       640,307       834,446       632,127     1,473,570       404,922

Net realized and unrealized
   appreciation
   (depreciation) in the
   fair value of investments                     (82,578)       18,874       450,939       736,651     3,304,025
Transfers (from) to fund          (339,361)     (135,847)      (43,199)      475,929       797,318      (391,483)   (247,179)
                             -------------------------------------------------------------------------------------------------
Net (deductions) additions      (3,015,578)     (544,504)     (356,568)      708,525     1,323,247     3,874,698    (200,235)

Net fund assets at beginning
   of year                      13,100,661     1,541,432     2,337,211     1,717,648     5,356,270     3,042,398     764,038
                             -------------------------------------------------------------------------------------------------

Net fund assets at end of
   year                        $10,085,083   $   996,928   $ 1,980,643   $ 2,426,173   $ 6,679,517   $ 6,917,096   $ 563,803
                             =================================================================================================

Cash and cash equivalents relating to participant directed funds amounted to $1,912,328 at December 31, 1996.

                      Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements--Continued


D.     INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. The Plan is amended periodically to conform with current income tax laws. The Committee is not aware of any action or event that has occurred that might affect the Plan's qualified status.

E.     TRANSACTIONS WITH PARTIES-IN-INTEREST

On September 10, 1996, the Company spun off CUNO Incorporated, a wholly-owned subsidiary, as an independent publicly held company. The spin-off was in the form of a one-for-one share dividend to shareholders of Company common stock as of August 9, 1996. As a result of the share dividend, plan participants received a total of 510,593 common shares of CUNO Incorporated.

Based on the average market value of the respective stocks at the time of the spin-off, 56% of the cost basis of the 510,593 shares of Company common stock held in the Plan at that time was allocated to the 510,593 shares of CUNO Incorporated common stock. The remaining 44% became the adjusted cost basis of the 510,593 shares of Company common stock.

The Plan purchased shares of common stock of the Company for $1,767,692 and sold shares of common stock of the Company for $482,051 during the year ended December 31, 1996. The Plan also sold shares of CUNO Incorporated for $5,718,750.

The Plan received 83,811 shares of Company common stock with a historic cost basis of $816,291 as employee rollover contributions. These shares were rolled over by Plan participants that were participants in the "Employee Savings and Stock Purchase Plan of Commercial Intertech Corp.", a qualified plan that was terminated in 1996.

The Plan received dividends on common stock of the Company of $256,704 and dividends on Preferred Shares of the Company of $1,181,105 during the year ended December 31, 1996.

At December 31, 1996 and 1995, the Plan had a noncash contribution receivable from the Company of 25,878 shares and 47,011 shares, respectively, of Company common stock with a market value of $352,588 and $852,074, respectively.

                      Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements--Continued


F.     INVESTMENTS

The Plan's investments consist of common and Preferred Shares of the Company, common shares of CUNO Incorporated, interests in a registered investment company (Fidelity Management Trust Company), unallocated insurance contracts (CIGNA Guaranteed Long Term Account), amounts in a short-term investment fund, and loans to participants as follows:

       Identity of Issuer                   Description of                               Current
        or Similar Party                      Investment                    Cost          Value
-----------------------------------------------------------------------------------------------------
  December 31, 1996:
   *Commercial Intertech Corp.     598,229 Common Shares,
                                      $1.00 Par Value                **$  4,207,538  **$  8,150,870
   *Commercial Intertech Corp.     196,741 Convertible Series B
                                      Preferred Shares-Allocated     **   4,574,238  **   8,102,658
   *Commercial Intertech Corp.     400,908 Convertible Series B
                                      Preferred Shares-Unallocated   **   9,321,111  **  16,511,115
   CUNO Incorporated               110,453 Common Shares,
                                     $.001 Par Value                        858,436       1,642,988
   Connecticut General Life
      Insurance Company            Guaranteed Long Term Account      **  10,085,083  **  10,085,083
   Fidelity Mgt. Trust Co.         Intermediate Bond Fund                 1,017,506         996,928
   Fidelity Mgt. Trust Co.         Balanced Fund                          1,818,112       1,980,643
   Fidelity Mgt. Trust Co.         U.S. Equity Index Fund                 1,780,731       2,426,173
   Fidelity Mgt. Trust Co.         Growth Company Fund               **   5,322,628  **   6,679,517
  *LaSalle Nat'l Bank, N.A.        Short-Term Investment Fund        **   4,807,197  **   4,807,197
   Participants                    Loans Receivable                         563,803         563,803

                      Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements--Continued


F.     INVESTMENTS--CONTINUED

       Identity of Issuer                   Description of                               Current
        or Similar Party                      Investment                    Cost          Value
-----------------------------------------------------------------------------------------------------
  December 31, 1995:
  *Commercial Intertech Corp.      384,771 Common Shares,
                                      $1.00 Par Value                **$  5,427,139  **$  6,973,974
  *Commercial Intertech Corp.      170,903 Convertible Series B
                                      Preferred Shares-Allocated     **   3,973,489  **   3,973,489
  *Commercial Intertech Corp.      431,747 Convertible Series B
                                      Preferred Shares-Unallocated   **  10,038,118  **  10,038,118
  Connecticut General Life
    Insurance Company              Guaranteed Long Term Account      **  13,100,661  **  13,100,661
  Fidelity Mgt. Trust Co.          Intermediate Bond Fund                 1,528,772       1,541,432
  Fidelity Mgt. Trust Co.          Balanced Fund                     **   2,227,488  **   2,337,211
  Fidelity Mgt. Trust Co.          U.S. Equity Index Fund                 1,323,120       1,717,648
  Fidelity Mgt. Trust Co.          Growth Company Fund               **   4,399,902  **   5,356,270
 *Mellon Bank, N.A.                Temporary Investment Fund                127,197         127,197
  Participants                     Loans Receivable                         764,038         764,038


 *     Party-in-interest.

** Investment representing five percent or more of the Plan's net assets available for benefits.

                      Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements--Continued


F.     INVESTMENTS--CONTINUED

The net appreciation (depreciation) (including investments bought, sold and held during the year) for each significant class of investment for the year ended December 31, 1996 is as follows:

         Fair value determined by independent appraiser:
            Commercial Intertech Corp.:
              Convertible Series B Preferred Stock:
                Allocated                                                     $ 3,528,420
                Unallocated                                                     7,190,004
         Fair value determined by closing market price:
            Commercial Intertech Corp. Common Stock:
              Participant-Directed Accounts                                     1,856,724
              Company Matching Accounts                                         1,496,036
            CUNO Incorporated Common Stock:
              Participant-Directed Accounts                                     1,447,301
              Company Matching Accounts                                         1,307,438
            Fidelity Intermediate Bond Fund                                       (82,578)
            Fidelity Balanced Fund                                                 18,874
            Fidelity U.S. Equity Index Fund                                       450,939
            Fidelity Growth Company Fund                                          736,651
                                                                           -----------------

                                                                              $17,949,809
                                                                           =================

The Company's common stock is publicly traded on the New York Stock Exchange (ending per share price at December 31, 1996 was $13.625). The Company's Preferred Shares are not registered or publicly traded. Each Preferred Share is convertible into 3.0227 shares of common stock at any time subject to anti-dilution adjustments. The September 10, 1996 CUNO Incorporated spin-off indicated in Note E resulted in the conversion ratio increasing to 3.0227 from
1.235. Annual dividends on the Preferred Shares are $1.97625 per share. The Preferred Shares are callable by the Company under certain conditions specified in the Plan, at the following prices:

                      Call Date                             Call Price
         ----------------------------------------------------------------
         January 1, 1997                                      $23.83
         January 1, 1998                                       23.63
         January 1, 1999                                       23.44
         January 1, 2000 and thereafter                        23.25

                      Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements--Continued


F.     INVESTMENTS--CONTINUED

CUNO Incorporated common stock is publicly traded on the NASDAQ National Market (ending per share price at December 31, 1996 was $14.875).

G.     RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                 DECEMBER 31
                                                              1996          1995
                                                        -------------------------------
         Net assets available for benefits per the
            financial statements                          $51,080,481    $35,166,857
         Amounts allocated to withdrawing
            participants                                   (6,136,752)      (358,670)
                                                        -------------------------------
         NET ASSETS AVAILABLE FOR BENEFITS PER THE
            FORM 5500                                     $44,943,729    $34,808,187
                                                        ===============================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                              YEAR ENDED
                                                                             DECEMBER 31,
                                                                                 1996
                                                                           ----------------
         Benefits paid to participants per the financial
            statements                                                       $ 8,807,909
         Add:  Amounts allocated to withdrawing participants at
            December 31, 1996                                                  6,136,752
         Less:  Amounts allocated to withdrawing participants at
            December 31, 1995                                                   (358,670)
                                                                           ----------------
         BENEFITS PAID TO PARTICIPANTS PER THE FORM 5500                     $14,585,991
                                                                           ================

                      Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                    Notes to Financial Statements--Continued


H.     EMPLOYER CONTRIBUTIONS

The Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan's dividends on Preferred Shares and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its Notes. This contribution enables the Plan to allocate an appropriate number of Preferred Shares to participants (see Note B). Should the value of Preferred Shares allocated be less than the required matching contribution, the Company will make additional contributions to the Plan in the form of common stock or cash. Should the value of Preferred Shares allocated be more than the required matching contributions, any excess value of Preferred Shares released over the required amount will be allocated proportionately to each participant's account in the Plan based upon the ratio of the participant's current Company matching contribution to the Plan for the plan year to the aggregate Company matching contributions to the Plan for all participants for the Plan year.

I.     PLAN AMENDMENTS

On September 10, 1996 the Plan was amended to incorporate provisions relating to the CUNO Incorporated spin-off. Principally, all Company employees that were employees of CUNO Incorporated became fully vested in their Accrued Benefits, and were terminated from the Company.

As a result of the amendment, the Plan made distributions of $7,649,035 million to CUNO Incorporated employees in 1996, and $3,884,811 million in 1997 (for the 1996 Plan year). Respectively, the amounts represent 15.0% and 7.6% of net assets available for benefits at December 31, 1996.

The Plan was also amended on September 10, 1996 to allow participation by non-highly compensated employees of the Component Engineering Division, as designated by the Company. This amendment was effective July 1, 1996 and did not have a significant impact on the net assets available for benefits.

                      Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

           Item 27(a)--Schedule of Assets Held for Investment Purposes

                                December 31, 1996


           Identity of Issue                      Description of                                   Current
            or Similar Party                        Investment                      Cost            Value
--------------------------------------------------------------------------------------------------------------
*  Commercial Intertech Corp.           598,229 Common Shares, $1.00 Par
                                           Value                                 $ 4,207,538     $ 8,150,870

*  Commercial Intertech Corp.           597,649 Conv. Series B Preferred
                                           Shares                                 13,895,349      24,613,773

   Connecticut General Life             Guaranteed Long Term Fund
   Insurance Co.                                                                  10,085,083      10,085,083

   Fidelity Mgt. Trust Company          Intermediate Bond Fund                     1,017,506         996,928

   Fidelity Mgt. Trust Company          Balanced Fund                              1,818,112       1,980,643

   Fidelity Mgt. Trust Company          U.S. Equity Index Fund                     1,780,731       2,426,173

   Fidelity Mgt. Trust Company          Growth Company Fund                        5,322,628       6,679,517

*  LaSalle Nat'l Bank, N.A.             Short Term Investment Fund                 4,807,197       4,807,197

   Participants                         Loans Receivable                             563,803         563,803

   CUNO Incorporated                    110,453 Common Shares, $.001 Par
                                           Value                                     858,436       1,642,988


*    Party-in-interest

                      Commercial Intertech Retirement Stock
                           Ownership and Savings Plan

                 Item 27(d)--Schedule of Reportable Transactions

                      For the Year Ended December 31, 1996


                                                                                                       Current Value       Net
     Identity of                    Description               Purchase      Sales        Cost of        of Asset on       Gain
    Party Involved                   of Assets                  Price       Price         Asset      Transaction Date    (Loss)
------------------------------------------------------------------------------------------------------------------------------------
Single Transactions more than 5%

LaSalle Nat'l Trust       Short Term Investment Fund            $   1                   $ 2,897,500      $ 2,897,500

LaSalle Nat'l Trust       Short Term Investment Fund                1                     3,719,902        3,719,902

LaSalle Nat'l Trust       Short Term Investment Fund                        $    1        3,838,355        3,838,355      $      0

LaSalle Nat'l Trust       Short Term Investment Fund                1                     2,821,250        2,821,250

CIGNA                     Units in Guaranteed LT Fund                            1        3,719,902        3,719,902             0

Baird & Co.               Cuno Inc. Common Shares                               15        1,409,617        2,897,500     1,487,883

Baird & Co.               Cuno Inc. Common Shares                               15        1,538,477        2,821,250     1,282,773

Series of Transactions more than 5%

Mellon Bank N.A.          Temporary Investment Fund                  1           1        6,432,542        6,432,542             0

Mellon Bank N.A.          Deposits at Interest                       1           1        4,098,546        4,098,546             0

LaSalle Nat'l Trust       Short Term Investment Fund                 1           1       26,556,308       26,556,308             0

CIGNA                     Units in Guaranteed LT Fund                1           1        6,337,478        6,337,478             0

Baird & Co.               Cuno Inc. Common Shares                               15        2,948,094        5,718,750     2,770,656

                                   SIGNATURES



THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                            COMMERCIAL INTERTECH RETIREMENT
                                            STOCK OWNERSHIP AND SAVINGS PLAN




Date June 30, 1997                          By  James M. Donchess
     -------------                              Corporate Attorney, Benefits